SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)
                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual Meeting and Proxy Statement for the Company's 2005 Annual Meeting of Shareholders, to be held on October 28, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                JINPAN INTERNATIONAL LIMITED



                                By: /s/ Mark Du
                                    --------------------------------------
                                    Name:  Mark Du
                                    Title: Principal Financial Officer

Dated:  September 30, 2005

    Exhibit No.     Description
    -----------     -----------

    1.              Notice of Annual Meeting and Proxy Statement dated
                    September 27, 2005.

                                                                       EXHIBIT 1


                          JINPAN INTERNATIONAL LIMITED
                             4-1 No. 100 Nanhai Road
                             Jinpan Development Area
                                 Haikou, Hainan
                           People's Republic of China
                            Tel.: (86) 898-6681-1746

                                                         September 27, 2005



Dear Shareholder:

         You are cordially invited to attend the Annual Meeting of Shareholders to be held at the Company's offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, October 28, 2005 at 10:30 a.m., Haikou time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

         We hope that you plan to attend the meeting. However, if you are not able to join us, we urge you to exercise your right as a shareholder and vote. Please promptly sign, date and return the enclosed Proxy Card in the accompanying postage prepaid envelope (if mailed in the United States). You may, of course, attend the 2005 Annual Meeting of Shareholders and vote in person even if you have previously mailed in your Proxy Card.

                                                 Sincerely,


                                                 /s/ Li Zhiyuan

                                                 Li Zhiyuan
                                                 President, Chairman of
                                                 the Board of Directors and
                                                 Chief Executive Officer



                 IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
                 THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

                          JINPAN INTERNATIONAL LIMITED
                4-1 No. 100 Nanhai Road, Jinpan Development Area
                               Haikou, Hainan PRC

                                   ----------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 28, 2005

To the Shareholders of Jinpan International Limited:

         NOTICE IS HEREBY GIVEN that the 2005 Annual Meeting of Shareholders (the "Meeting") of Jinpan International Limited (the "Company") will be held at the Company's offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, October 28, 2005 at 10:30 a.m., Haikou time, to consider and act upon the following matters:

1. To elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. To ratify the selection by the Board of Directors of Grant Thornton as the Company's independent public accountants for the 2005 fiscal year; and

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

         Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

         The close of business on September 23, 2005 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

                                       By Order of the Board of Directors,


                                       /s/ Li Zhiyuan

                                       Li Zhiyuan
                                       Chairman of the Board, President
                                       and Chief Executive Officer

September 27, 2005

It is important that your shares be represented at the Meeting. Each shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company's transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

                          JINPAN INTERNATIONAL LIMITED
                4-1 No. 100 Nanhai Road, Jinpan Development Area
                               Haikou, Hainan PRC
                                 PROXY STATEMENT

                              --------------------


         This proxy statement (the "Proxy Statement") is furnished to the holders of common stock, par value $.009 per share (the "Common Stock"), of Jinpan International Limited (the "Company") in connection with the solicitation by and on behalf of the Company's board of directors (the "Board of Directors") of proxies (the "Proxy" or "Proxies") for use at the 2005 Annual Meeting of Shareholders (the "Meeting") to be held at the Company's offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, October 28, 2005 at 10:30 a.m., Haikou time, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, this Proxy Statement and Proxies is to be borne by the Company. The Company will also reimburse brokers who are holders of record of Common Stock for their expenses in forwarding Proxies and Proxy soliciting material to the beneficial owners of such shares. In addition to the use of the mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is September 27, 2005.

         Unless otherwise specified, all Proxies, in proper form, received by the time of the Meeting will be voted for the election of all nominees named herein to serve as directors and in favor of the other proposal set forth in the accompanying Notice of Annual Meeting of Shareholders and described below.

         A Proxy may be revoked by a shareholder at any time before its exercise by filing with Jing Yuqing, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will not, in and of itself, constitute revocation of a Proxy.

         The close of business on September 23, 2005 has been fixed by the Board of Directors as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. As of the Record Date, there were 6,697,454 shares of Common Stock outstanding. Each holder of Common Stock is entitled to one vote for each share held by such holder.

         A majority of the shares entitled to vote, represented in person or by Proxy, is required to constitute a quorum for the transaction of business. Proxies submitted which contain abstentions or broker nonvotes will be deemed present at the Meeting for determining the presence of a quorum.

         Directors are elected by a plurality of the votes cast at the Meeting. The affirmative vote of a majority of the votes cast at the Meeting will be required to ratify the appointment of Grant Thornton. Abstentions and broker nonvotes with respect to any matter are not considered as votes cast with respect to that matter.

                                   Proposal 1

                              ELECTION OF DIRECTORS

         At the Meeting, shareholders will elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, William D. Nagel, Donald S. Burris and Dr. Li-Wen Zhang (singularly a "Nominee" and collectively, the "Nominees"), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised the Company of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

         The Nominees for director of the Company are as follows:

Name                        Age      Position

Li Zhiyuan                  51       Chairman of the Board of Directors
Ling Xiangsheng             54       Vice Chairman of the Board
William D. Nagel            69       Director
Donald S. Burris            61       Director
Dr. Li-Wen Zhang            51       Director

Executive Officers

         The executive officers of the Company are as follows:

Name                        Age      Position

Li Zhiyuan                  51       President and Chief Executive Officer
Ling Xiangsheng             54       Vice President
Jing Yuqing                 42       Secretary
Mark Du                     44       Principal Financial Officer


         All directors of the Company hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of the Company are elected by the Board of Directors at the first Board of Directors' meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

Information about Nominees and Executive Officers

         Set forth below is certain information with respect to each Nominee and our Executive Officers:

         Li Zhiyuan has served as our Chairman of the Board of Directors, President and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of our joint venture subsidiary, Hainan Jinpan, since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan's KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

         Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Hainan Jinpan since June 1997. From June 1990 to December 1992, Mr. Ling operated as a chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China's first cast resin transformer.

         William D. Nagel has served as one of our directors since January 2000. He has a Mechanical Engineering degree from Villanova University and an MBA degree from Syracuse University. From 1961 to 1997, Mr. Nagel was employed by the General Electric Company where he held various executive positions including Director of Marketing for GE's Semiconductor businesses and Director of Strategic Planning and Development for GE's Power Delivery Businesses. While at General Electric, Mr. Nagel helped to establish offshore partnerships and develop licensee arrangements using GE's advanced transformer technologies. Much of Mr. Nagel's work with General Electric was performed in China, Japan, Australia, Europe, Korea and Taiwan. Mr. Nagel retired from GE in 1998.

         Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Hairrell, LLP. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law and the International Law Institute in Washington, DC. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee.

         Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consultation to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

         Jing Yuqing has served as one of our directors, our secretary and a director of our predecessor, Haikou Jinpan, since August 1993. She also has served as a director of Hainan Jinpan since June 1997. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

         Mark Du has served as our financial controller since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse Investment, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

         Committees

         The Board of Directors held one meeting and took action by unanimous written consent one time during 2004.

         The Company has no nominating committee of the Board of Directors, but does have an Audit Committee and a Compensation Committee.

         The Company's Audit Committee (the "Audit Committee") consists of Dr. Li-Wen Zhang, William D. Nagel and Donald S. Burris, who are each independent directors as defined in Section 121 (A) of the listing standards of the American Stock Exchange. The functions of the Audit Committee include the nomination of independent auditors for appointment by the Board; meeting with the independent auditors to review and approve the scope of their audit engagement; meeting with the Company's financial management and the independent auditors to review matters relating to internal accounting controls, the Company's accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. The Audit Committee held no meetings during 2004.

         The Company's compensation committee (the "Compensation Committee") consists of Dr. Li-Wen Zhang, William D. Nagel and Donald S. Burris. The function of this Committee is to administer the 1997 Stock Option Plan (the "Plan") and to have authority over the salaries, bonuses and other compensation arrangements of the executive officers of the Company and its subsidiary. The Compensation Committee held no meetings during 2004.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth specific information as of September 14, 2005, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.

       Title of Class          Name of Beneficial Owner                 Amount Owned(1)        Percent of Class
       --------------          ------------------------             ----------------           ----------------

        Common Stock           Li Zhiyuan (2)                             1,946,532                 29.11%

        Common Stock           Jing Yuqing (3)                            1,946,532                 29.11%

        Common Stock           Ling Xiangsheng (4)                        1,070,959                 16.02%

        Common Stock           William D. Nagel (5)                         49,800                     *

        Common Stock           Dr. Li-Wen Zhang (6)                         10,000                     *

        Common Stock           Donald S. Burris                             10,000                     *

        Common Stock           All directors and executive
                               officers as a group (6 persons) (7)        3,067,291                 46.17%


* Represents share ownership of less than one percent (1%).

(1)      The  Company  believes  that all  persons  named in the table have sole
         investment   power  with   respect  to  all  shares  of  Common   Stock
         beneficially owned by them, unless otherwise noted in these footnotes.

(2) Includes: (i) 1,323,066 shares of Common Stock, (ii) 20,000 shares of Common Stock issuable upon exercise of currently exercisable stock options, and (iii) 603,466 shares of Common Stock beneficially owned by Jing Yuqing, the wife of Mr. Li and one of our directors, as to which Mr. Li disclaims beneficial ownership.

(3) Includes: (i) 583,466 shares of Common Stock, (ii) 20,000 shares of Common Stock issuable upon exercise of currently exercisable stock options, and (iii) 1,343,066 shares of Common Stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and the Company's Chairman of the Board, Chief Executive Officer and President, as to which Ms. Jing disclaims beneficial ownership.

(4) Includes: (i) 1,050,959 shares of Common Stock, and (ii) 20,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(5) Includes (i) 19,800 shares of Common Stock, and (ii) 30,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(6) Represents 10,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(7) Includes 110,000 shares of Common Stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

Compensation of Directors and Officers

         Total compensation paid to directors and officers during the last fiscal year was RMB 4,790,397 comprised of salaries in the amount of RMB 3,355,200 and bonuses in the amount of RMB 1,435,197.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

                                   Proposal 2

                   RATIFICATION OF SELECTION OF GRANT THORNTON
                      AS THE COMPANY'S INDEPENDENT AUDITORS

         The Board of Directors has selected Grant Thornton as the independent auditors of the Company for the 2005 fiscal year, subject to ratification by the Company's shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton as the Company's independent auditors will be submitted for consideration.

         Grant Thornton has indicated to the Company that it intends to have a representative present at the Meeting who will be available to respond to appropriate questions. Such representative will have the opportunity to make a statement if he so desires. If the resolution selecting Grant Thornton as independent public accountants is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in the Company's best interests. Any such future selection need not be submitted to a vote of stockholders.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

                                  MISCELLANEOUS

Other Matters

         Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

         All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and promptly return the enclosed form of Proxy.

                                 By Order of the Board of Directors,


                                 /s/ Li Zhiyuan

                                 Li Zhiyuan
                                 Chairman of the Board, President
                                 and Chief Executive Officer

September 27, 2005

                                   PROXY CARD

PROXY                                                                      PROXY

                          JINPAN INTERNATIONAL LIMITED

                 (Solicited on behalf of the Board of Directors)

         The undersigned holder of Common Stock, revoking all proxies heretofore given, hereby constitutes and appoints Li Zhiyuan and Jing Yuqing and each of them, proxies (the "Proxies"), with full power of substitution, for the undersigned and in the name, place and stead of the undersigned, to vote all of the undersigned's shares of said stock, according to the number of votes and with all the powers the undersigned would possess if personally present, at the 2005 Annual Meeting of Shareholders (the "Meeting") of JINPAN INTERNATIONAL LIMITED (the "Company") to be held at the Company's offices located at 4-1 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, October 28, 2005 at 10:30 a.m., Haikou time, and at any adjournments or postponements thereof.

         The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement relating to the Meeting and hereby revokes any proxy or proxies heretofore given.

         Each properly executed proxy will be voted in accordance with the specifications made on the reverse side of this proxy and in the discretion of the Proxies on any other matter that may come before the meeting. Where no choice is specified, this proxy will be voted FOR all listed nominees to serve as directors of the Company.

            PLEASE MARK DATE AND SIGN THIS PROXY ON THE REVERSE SIDE

                        THE BOARD OF DIRECTORS RECOMMENDS
                         A VOTE FOR ALL LISTED NOMINEES


1.   Election of      FOR all nominees listed     WITHHOLD AUTHORITY to vote for
     five (5)         (except as marked to the    all listed nominees below
     directors        contrary)

                               |_|                           |_|

Nominees: Li Zhiyuan, Ling Xiangsheng, William D. Nagel, Donald S. Burris and
          Dr. Li-Wen Zhang

(Instruction: To withhold authority to vote for any individual nominee, circle that nominee's name in the list provided above.)

2. To ratify the selection of Grant Thornton as independent public accountants for the Company.

                  FOR                AGAINST                  ABSTAIN

                  |_|                  |_|                      |_|

3. The Proxies are authorized to vote in their discretion upon such other matters as may properly come before the Meeting.

The shares represented by this proxy will be voted in the manner directed. In the absence of any direction, the shares will be voted FOR each nominee named in Proposal 1, FOR ratification of Proposal 2 and in accordance with the Proxies' discretion on such other matters as may properly come before the meeting.

                                        Dated:  _____________________, 2005

                                        __________________________________

                                        __________________________________
                                                    Signature(s)

                                        (Signature(s)  should  conform  to
                                        names as  registered.  For jointly
                                        owned  shares,  each owner  should
                                        sign.  When  signing as  attorney,
                                        executor, administrator,  trustee,
                                        guardian    or    officer   of   a
                                        corporation,   please   give  full
                                        title.)


                 PLEASE MARK AND SIGN ABOVE AND RETURN PROMPTLY